UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019

Commission File Number: 001-38354

Corporación América Airports S.A.

(Name of Registrant)

4, rue de la Grêve
L-1643, Luxembourg
Tel: +35226258274
Fax: +35226259776

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

AEROPUERTOS ARGENTINA 2000 S.A. CREDIT FACILITY AGREEMENTS

We hereby inform that Aeropuertos Argentina 2000 S.A. (the “Company”), our subsidiary, entered into two credit facility agreements and filed, on August 12, 2019, the following relevant fact (hecho relevante) in Argentina with Comisión Nacional de Valores (“CNV”), Bolsas y Mercados Argentinos S.A. and Mercado Abierto Electrónico S.A.:

“RELEVANT FACT – CREDIT FACILITY AGREEMENTS

“I hereby inform that on August 9, 2019, Aeropuertos Argentina 2000 S.A. (the “Company”) has entered into two credit facility agreements: (a) the “onshore” credit facility agreement for a principal amount of US$85,000,000 and (b) the “offshore” credit facility agreement for a principal amount of US$35,000,000. The creditors were Citibank N.A., Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A (jointly, the “Lenders”).

The term for the credit facility agreements shall be of thirty-six (36) months as from the borrowing date.

The principal amount under the credit facility agreements shall be repaid in eight (8) quarterly equal and regular installments, the first one being payed as from 12 months of the borrowing date, and it shall bear interests: (i) regarding the onshore credit facility agreement, at a fixed annual nominal rate of 9.75%; (ii) regarding the offshore credit facility agreement, at a variable rate equivalent to (a) the LIBOR rate plus (b) an applicable interest rate of an annual nominal 5,500% plus (c) the applicable withholding tax.

The proceeds shall be applied to the construction of infrastructure works in the airports that integrate Group “A” of the National Airport System regulated by the Company.

To secure its obligations under the two credit facility agreements, pursuant to the Argentine Collateral Trust Agreement dated August 9, 2019 (under Argentine law), the Company has transferred and assigned to the collateral trustee, acting on behalf of the Trust, for the benefit of the Lenders, acting as the beneficiaries, all: (a) rights, title and interest in, to and under (but none of its obligations under or relating to) each payment of the cargo airport charges payable by the user of such services in connection with all proceeds derived from export and import services carried out by Terminal de Cargas Argentina (a business unit of the Company), including but not limited to the storage, handling, flight preparation, refrigeration and scanning of merchandise through any of the Airports (other than 15% of the total revenues of the Concession pursuant to Article 5 of the Memorandum of Agreement); and (b) any residual amount that the Company could be entitled to receive pursuant to article 11.4 of the collateral trust agreement dated January 17, 2017, entered into the Company and Citibank, in respect of the rights to receive payment in the event of a termination, expropriation or redemption of the concession agreement entered by and between the National Government and the Company on February 9, 1998 and approved by Decree No. 163/1998; including the right to receive and withhold all the payments pursuant to them and any other produced by them, assigned in trust to secure the Existing Notes issued by the Company. Said assignment has been authorized by means of pursuant to Resolution No. 61/2019 of the ORSNA, dated on August 8, 2019”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2019

Corporación America Airports S.A.

By:	/s/ Andres Zenarruza
Name: Andres Zenarruza
Title: Legal Manager

By:	/s/ Raúl Guillermo Francos
Name: Raúl Guillermo Francos
Title: Chief Financial Officer